

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2010

Edward R. Rosenfeld
Chairman and Chief Executive Officer
Steven Madden, Ltd.
52-16 Barnett Avenue
Long Island City, NY 11104

      Re: Steven Madden, Ltd.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 12, 2010
              Definitive Proxy Statement on Schedule 14A
              Filed April 13, 2010
              File No. 000-23702

Dear Mr. Rosenfeld:

      We have completed our review of your filings and do not have any further comments at this time.

                      Sincerely,

                      John Reynolds
                      Assistant Director